Mail Stop 4561

								October 6, 2005

Michael A. Tembreull
Vice Chairman
Paccar Financial Corp.
777 106th Avenue N.E.
Bellevue, Washington  98004

Re:	Paccar Financial Corp.
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 001-11677

Dear Mr. Trembreull:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Angela Jackson
								Senior Accountant